UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2022

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-251990 and 333-264714) and the prospectuses and prospectus supplements included therein.

Completion of Disposition of Assets

On December 16, 2022, Fusion Fuel Green Plc (the “Company”) and its wholly owned subsidiary, Fusion Fuel Portugal, S.A. (the “Company Sub”), entered into a Promissory Sale and Purchase Agreement (the “Agreement”) with SCPI Corum Eurion - Sucursal EM Portugal (“CORUM Eurion”), providing for a sale-leaseback transaction with respect to its electrolyzer manufacturing factory located in Vale Tripeiro Industrial Park in Benavente, Portugal (the “Property”), with the Company Sub as the seller and lessee and CORUM Eurion as the purchaser and lessor.

On December 20, 2022, the parties completed the transactions contemplated by the Agreement. Subject to the terms and conditions of the Agreement, the Company Sub sold, and CORUM Eurion purchased, the Property, for a purchase price of €9,325,000, less approximately €926,000 in holdbacks and approximately €868,631 in setoffs for amounts due by the Company Sub to CORUM Eurion under the related Lease Agreement (as defined below). The Company Sub agreed to take certain post-completion actions, including performing certain designated work on the Property. The holdbacks are to secure compliance with the obligation to perform such work and will be released to the Company Sub as the work is completed. If any of such work is not completed by the specified deadline set forth in the Agreement, the corresponding portion of the holdback will be kept by CORUM Eurion. The Agreement includes representations and warranties of the parties and other terms and conditions that are customary for agreements of its type.

At the completion of the transactions, the Company, as guarantor, and the Company Sub, as tenant, entered into a lease agreement (the “Lease Agreement”) with CORUM Eurion, as landlord, pursuant to which the Company Sub leased the Property back from CORUM Eurion. The Lease Agreement has an initial term of 20 years and automatically renews for an additional term of 10 years unless the Company Sub notifies CORUM Eurion of its election not to renew the lease at least 18 months prior to the end of the initial term. The Lease Agreement provides for a monthly rent of €50,000 (subject to annual increase based on the Portuguese consumer price index excluding housing). The Company Sub will bear all expenses, including utilities and property taxes, for the Property. To guarantee the fulfillment of its obligations under the Lease Agreement, the Company Sub made a cash deposit of €800,000 and delivered a bank guarantee of €100,000 (in each case, subject to annul review on the same basis as the rent). The Lease Agreement contains other terms and conditions that are customary for leases of its type.

On December 23, 2022, the Company issued a press release announcing the consummation of the transactions contemplated by the Agreement, which press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

(d) Exhibits:

Exhibit	Description
99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: December 23, 2022	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Financial Officer